RECEIVED

2007 JUN 15 A 6: 55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

6th June 2007

07024518

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

SUPPL

We refer to the above and enclose herewith the Announcement dated 5 June 2007 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

Encl.
AC/kh

新世界發展有限公司
New World Development Company Limited

(incorporated in Hong Kong with limited liability)

(stock code: 0017)

RESULTS OF EXTRAORDINARY GENERAL MEETING

> The Resolution approving the acquisition by NWS Financial Management Services Limited, an indirect non-wholly-owned subsidiary of the Company, of 246,986,763 shares in Taifook pursuant to the terms and conditions of the Share Purchase Agreement was duly passed by poll at the EGM held on 5 June 2007.

Reference is made to the notice of the extraordinary general meeting of the Company dated 18 May 2007 ("**EGM Notice**") and the circular of the Company dated 18 May 2007 ("**Circular**") in relation to, among other matters, the connected transaction in relation to the acquisition of shares in Taifook. Capitalised terms used in this announcement shall have the same meanings as those defined in the Circular unless otherwise specified herein.

The EGM was held on 5 June 2007 to consider the ordinary resolution ("**Resolution**") approving the acquisition by NWS Financial Management Services Limited of 246,986,763 shares in Taifook pursuant to the terms and conditions of the Share Purchase Agreement. Details of the Resolution were set out in the EGM Notice. The Acquisition was subject to the approval by the Independent Shareholders at the EGM, the voting of which was taken on a poll.

The Board is pleased to announce that the Resolution set out in the EGM Notice was duly passed by the Independent Shareholders by poll as an ordinary resolution at the EGM held on 5 June 2007.

As at the date of the EGM, there were a total of 3,692,109,528 shares of the Company ("**Shares**") in issue. So far as the Directors are aware, the Vendors (and, where applicable, their ultimate beneficial owners), their respective associates and parties acting in concert with any of them (together, the "**Interested Shareholders**") which, in aggregate, held 1,354,977,726 Shares, representing approximately 36.70% of the issued share capital of the Company as at the date of the EGM, had abstained from voting on the Resolution at the EGM. A total of 2,337,131,802 Shares were held by Shareholders other than the Interested Shareholders, being the Independent Shareholders who were entitled to attend and vote for or against the Resolution at the EGM. None of the Shareholders was entitled to attend and vote only against the Resolution at the EGM.

Shareholders holding 1,175,174,837 Shares attended and voted in person or by proxy or corporate representative at the EGM. The poll results for the Resolution were as follows:

For	Percentage of the voting Shares *(Note)*	Against	Percentage of the voting Shares *(Note)*
1,129,895,574 Shares	96.15%	45,279,263 Shares	3.85%

Note: The number of votes and percentage are based on the total number of Shares held by the Independent Shareholders who voted at the EGM in person or by proxy or corporate representative.

Tengis Limited, the share registrars of the Company, was appointed as the scrutineer for the vote-taking at the EGM.

By order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company secretary

Hong Kong, 5 June 2007

As at the date of this announcement, the Board comprises (a) six executive Directors, namely Dato' Dr. Cheng Yu Tung, Dr. Cheng Kar Shun, Henry, Dr. Sin Wai Kin, David, Mr. Liang Chong Hou, David, Mr. Leung Chi Kin, Stewart and Mr. Cheng Chi Kong, Adrian; (b) five non-executive Directors, namely Mr. Cheng Yue Pui, Mr. Cheng Kar Shing, Peter, Mr. Chow Kwai Cheung, Mr. Ho Hau Hay, Hamilton and Mr. Liang Cheung Biu, Thomas; and (c) four independent non-executive Directors, namely Lord Sandberg, Michael, Mr. Yeung Ping Leung, Howard, Dr. Cha Mou Sing, Payson (alternate Director to Dr. Cha Mou Sing, Payson: Mr. Cha Mou Zing, Victor) and Mr. Lee Luen Wai, John.

*"Please also refer to the published version of this announcement in **The Standard**."*

END